1. INTERPRETATION *

2. SALE AND PURCHASE *

3. VALUE ADDED TAX *

4. ALLOCATION OF CONSIDERATION *

5. DELIVERY OF COMPLETION DATE STATEMENT *

6. COMPLETION *

7. FUTURE TRADING AND TRADE ENQUIRIES *

8. WARRANTIES AND INDEMNITIES *

9. TAX MATTERS *

10. PROTECTION OF GOODWILL *

11. CONFIDENTIAL INFORMATION *

12. ANNOUNCEMENTS, ETC. *

13. ASSIGNMENT *

14. COSTS *

15. ENTIRE AGREEMENT *

16. WAIVER, AMENDMENT *

17. FURTHER ASSURANCE *

18. NOTICES *

19. COUNTERPARTS *

20. GOVERNING LAW AND JURISDICTION *

21. INVALIDITY *

22. NO THIRD PARTY RIGHTS *

23. GENERAL *

SCHEDULE 1 - Particulars relating to the Company

SCHEDULE 2 - Accounts

SCHEDULE 3 - Warranties

SCHEDULE 4 - List of Major Items of Tangible Personal Property

EXECUTION COPY

INTERACTIVE CLINICAL TECHNOLOGIES, INC.

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STOCK AND ASSET PURCHASE AGREEMENT

________________

Dated as of August 22, 2002THIS AGREEMENT is made on August 22, 2002

BETWEEN:

(1) ICTI ACQUISITION INC., a Delaware corporation (the "Buyer"); and

(2) GALEN HOLDINGS PLC, a Northern Irish corporation (the "Seller").

RECITALS

(A) The Seller is, among other things, engaged through certain of its subsidiaries, in certain geographic areas, in the business of designing, developing, producing, marketing, distributing, selling, licensing, installing, validating and servicing interactive voice response systems and other interactive technologies (including, without limitation, all related computer software) for use in connection with the conducting of pharmaceutical clinical trials in the pharmaceutical and healthcare industries, and also provides training and consulting services for the users of such systems (collectively, the "ICT Business");

(B) The Seller directly owns all of the issued and outstanding shares of capital stock of Interactive Clinical Technologies, Inc., a New Jersey corporation (the "Company"), which is engaged in the ICT Business in the United States;

(C) The Seller, through its wholly owned subsidiary Galen Limited, a corporation incorporated under the laws of Northern Ireland ("Galen Limited"), indirectly has title to all assets used or held for use exclusively or primarily in the ICT Business as it is conducted in the United Kingdom (except as provided in the last sentence of clause 2.2, the "UK Assets");

(D) The Buyer desires to purchase, and the Seller desires to sell, (i) all of the issued and outstanding shares of capital stock of the Company and (ii) the UK Assets, subject to the assumption of related liabilities, on the terms and conditions set forth herein.

(E) In consideration of the mutual covenants and the respective representations and warranties contained herein, the parties hereby agree as follows:

  INTERPRETATION

    The following words and expressions shall, unless the context otherwise requires, have the following meanings:

    "Accounts" means (i) the unaudited statements of income for the ICT Business for each of the years ended September 30, 2000 and September 30, 2001 and for the six month period ended March 31, 2002 and (ii) the unaudited balance sheets of the ICT Business as at September 30, 2000, September 30, 2001 and March 31, 2002;

    "Accounts Date" means March 31, 2002;

    "Affiliate" means with respect to a specified person, any other person which directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the specified person. The term "control" or any derivation thereof, as used in this agreement, means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies (whether through the ownership of securities or of partnership or other ownership interests, by contract or otherwise) of any other person, provided, that, in any event, any person that owns or holds, directly or indirectly, more than fifty percent (50%) of the voting securities or more than fifty percent (50%) of the partnership or other equity interests of any other person (other than as a limited partner of such person) will be deemed to control such other person;

    "Agreed Form" means, in relation to a document, in the form agreed between the parties on or prior to the date hereof and for the purposes of identification signed on their behalf;

    "Assumed Liabilities" means the liabilities and obligations of Galen Limited as of the Completion Date which principally or exclusively relate to the ICT Business as it is conducted in the UK, including all liabilities and obligations under the Material Contracts, except for the Excluded Liabilities;

    "business day" means a day (other than a Saturday or Sunday) when banks are open for business in New York and Belfast;

    "Buyer's Accountants" means PricewaterhouseCoopers of Waterfront Plaza, 8 Laganbank Road, Belfast BT1 3LR;

    "Buyer's Group" means the Buyer and its subsidiaries and their respective Affiliates, all of them and each of them as the context admits, including, after Completion, the Company;

    "Buyer Tax Act" has the meaning set forth in clause 9.1(b);

    "COBRA" has the meaning set forth in clause 6.9(a);

    "Code" means the U.S. Internal Revenue Code of 1986, as amended;

    "Company" has the meaning set forth in the recitals of this agreement;

    "Competitive Operations" has the meaning set forth in clause 10.2(b) of this agreement;

    "Completion" means the completion of the sale and purchase of the ICT Business in accordance with clause 6 of this agreement;

    "Completion Date" means the date on which Completion occurs;

    "Completion Date Assets" has the meaning set forth in clause 2.8 of this agreement;

    "Completion Date Liabilities" has the meaning set forth in clause 2.8 of this agreement;

    "Completion Date Statement" has the meaning set forth in clause 2.8 of this agreement;

    "Confidential Information" means, in relation to the obligations of the Seller, all information relating to the ICT Business or the Buyer's Group, or financial or other affairs (including future plans and targets of the Company or any member of the Buyer's Group) which is of a confidential nature and not in the public domain (including, but not limited to, Know-How) and in relation to the obligations of the Buyer, all information relating to any business of the Seller's Group, or financial or other affairs (including future plans and targets of any member of the Seller's Group) which is of a confidential nature and is not in the public domain;

    "Consent" means any approval, consent, ratification, waiver, or other authorization, release or notice;

    "Consideration" has the meaning set forth in clause 2.4 of this agreement;

    "Deficiency" has the meaning set forth in clause 2.8 of this agreement;

    "Disclosure Letter" means an Agreed Form letter of today's date together with the attachments thereto addressed by the Seller to the Buyer disclosing exceptions to the Warranties in the Agreed Form;

    "Encumbrance" means any mortgage, charge (fixed or floating), pledge, lien, trust, right of set off or other third party right or interest (legal or equitable) including any right of pre-emption, assignment by way of security, reservation of title or any other security interest of any kind however created or arising;

    "Environment" means any and all of the following media namely the air, water and land (including any sub-soil) and any living organisms or systems supported by those media;

    "Environmental Laws" means all treaties, laws (including the common law), rules, regulations, orders, decrees, judgments or injunctions issued, promulgated or entered into by any Governmental Authority which relate to the Environment, the preservation or reclamation of natural resources, or human health and safety or the Environment as affected by exposure to Hazardous Substances which are applicable in each case to the ICT Business;

    "Environmental Matters" means the Release of Hazardous Substances and the creation of any noise, vibration, radiation, common law or statutory nuisance or other adverse impact on the Environment and any other matters in relation to the Properties and the ICT Business which are related to pollution or protection of the Environment;

    "ERISA" means the U.S. Employee Retirement Income Security Act of 1974, as amended;

    "Excess" has the meaning set forth in clause 2.8 of this agreement;

    "Excluded Liabilities" means, collectively, any and all liabilities of Galen Limited arising in connection with, or in any way relating to, (i) Taxes, (ii) the UK Plans (except to the extent any such liabilities transfer to the Buyer pursuant to the Transfer Regulations), (iii) the Stay-on Bonuses and (iv) indebtedness for borrowed money.

    "GAAP" means, at any particular time, generally accepted accounting principles as in effect in the US at such time; provided, however, that, if it was permissible to use more than one principle at such time in respect of a particular accounting matter, "GAAP" shall refer to the principle which was then employed by the Seller;

    "Galen Inc." means Galen Incorporated, a New Jersey corporation;

    "Galen Limited" has the meaning set forth in the recitals of this agreement;

    "Governmental Authority" means any federal, provincial, state, local, foreign or international governmental, regulatory or administrative authority, agency, central bank, commission or any court, tribunal, or judicial or arbitral body and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

    "Hazardous Substances" means (a) petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radon gas, chlorofluorocarbons and all other ozone-depleting substances or (b) any chemical, material, substance, waste, pollutant or contaminant that is prohibited, limited or regulated by or pursuant to any applicable Environmental Law;

    "ICT Business" has the meaning set forth in the recitals of this agreement;

    "ICT Business Employees" means each employee of the ICT Business (including employees who are not actively at work on account of illness, disability or leave of absence) on the Completion Date;

    "ICT Pension Scheme" means that UK Plan consisting of the Galen Limited No. 2 Retirement Benefits Scheme;

    "Intellectual Property" means all intellectual property rights, including without limitation, patents, inventions, discoveries, processes, developments, technology, Know-How, copyrights and copyrightable works (including software and databases); trademarks, service marks, trade names, domain names, logos, trade dress and the goodwill of any business symbolized thereby, trade secrets and confidential information;

    "IRS" means the Internal Revenue Service;

    "Know-How" means any proprietary industrial, technical or commercial information, Confidential Information and techniques, in any form (including paper, electronically stored data, magnetic media, files and microfilm), including, without limitation, drawings, data relating to inventions, processes and procedures, formulae, test results, reports, research reports (insofar as the same are in possession of the Seller's Group), project reports and testing procedures, shop practices, instruction and training manuals, sales statistics, specifications, quotations and pricing policies, lists and particulars of customers and suppliers, marketing methods and procedures, and advertising copies, in each case relating to the ICT Business;

    "Lambertville Lease" means that certain Lease Agreement, dated as of June 5, 1998, by and between the Company, as lessee, and Eugene and Gail Albert, as lessors, as amended by the Addendum to Lease dated May 15, 1999;

    "Legal Requirement" means any federal, state, provincial, local or foreign law, ordinance, principle of common law, rule, regulation or statute;

    "Leases" means the leases specified in clause 16(b) of schedule 3;

    "Listing Rules" means the listing rules of the UK Listing Authority made pursuant to Part VI of the Financial Services and Markets Act 2000;

    "London Stock Exchange" means London Stock Exchange plc;

    "Material Contract" means all contracts or commitments, whether written or oral, (i)(A) to which the Company is a party or by which it is bound or that relate exclusively or primarily to the ICT Business and (B) that require the expenditure of, or involve the receipt of, more than $25,000 in any consecutive 12 month period after the date hereof; (ii) governing any indebtedness for borrowed money or any guarantee thereof to which the Company is a party or by which it is bound or that impose a lien on any of the Company's assets or any of the UK Assets; (iii) consisting of licensing agreements to which the Company is a party or by which it is bound or that relate exclusively or primarily to the ICT Business; (iv) all leases (whether for personal or real property) to which the Company is a party or by which it is bound or that relate exclusively or primarily to the ICT Business (including the Leases); (v) under which the Company agrees to deal exclusively with, or not deal with, any person; (vi) under which the Company agrees to refrain from competing with any person or that restrict the ICT Business from engaging in the providing of any products or services or limit the ICT Business to any geographic area; (vii) consisting of a joint venture, partnership or other agreement (however named) involving a sharing of profits, losses, costs or liabilities by the Company with any other person; (viii) for capital expenditures of an amount or value in excess of $25,000; (ix) for, or relating to, the sale, distribution, exportation or importation of products of the type sold by the Company by any distributor, broker, agent or other representative for or on behalf of the Company; (x) for the sale of any properties, assets or operations of the Company or the ICT Business (other than products and services sold in the ordinary course of business), or for the grant of options or preferential rights to purchase any such properties, assets or operations; (xi) relating to the acquisition by the Company of any operating business or capital stock or all or substantially all of the assets (other than in the ordinary course of business) of any other person, whether or not completed; (xii) pursuant to which the Company is required to purchase or sell a stated portion of its requirements or output; (xiii) between the Company and any Governmental Authority; and (xiv) to which the Company is a party or by which it is bound or that relate exclusively or primarily to the ICT Business and, in each case which pertain to the Intellectual Property owned, licensed (whether as licensor or licensee) or used in the ICT Business, whether by the Company, Galen Limited or the Seller;

    "Material Adverse Effect" means a material and adverse effect on the business, assets or condition (financial or otherwise) of the ICT Business, excluding any adverse effects arising out of or resulting from changes in the general economy or the reaction of employees, suppliers or customers to Seller's entering into of this agreement or Buyer acquiring the Shares or the UK Assets;

    "Net Assets" has the meaning set forth in clause 2.8 of this agreement;

    "Non-ICT Business Employees" has the meaning set forth in clause 8.21;

    "Permit" means any permit, license, consent, authorization, approval, certificate, qualification, specification, registration or filing of a notification report or assessment which is necessary in any relevant jurisdiction or otherwise required by any Governmental Authority for (i) the lawful, proper and efficient operation of the ICT Business, (ii) the Company's or Galen Limited's ownership, possession, occupation or use of an asset as at the date of this agreement or (iii) the execution and performance of this agreement (insofar as the same is not treated as Intellectual Property);

    "Permitted Encumbrance" means (i) Encumbrances set forth in the Disclosure Letter; (ii) Encumbrances disclosed in the Accounts; (iii) Encumbrances for taxes, assessments and other governmental charges not yet due and payable or, if due, (A) not delinquent or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been established by the Company or Galen Limited, as the case may be; (iv) mechanics', workmen's, repairmen's, warehousemen's, carriers' or other like Encumbrances arising or incurred in the ordinary course of business if the underlying obligations are not past due; and (v) Encumbrances or title retention arrangements arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business;

    "Post-Completion Tax Period" means any tax period beginning after the Completion Date;

    "Pre-Completion Tax Period" means any tax period ending on or before the Completion Date;

    "Properties" means the properties described in the Disclosure Letter in connection with clause 16 of schedule 3 and "Property" shall mean any one of them;

    "Related Persons" means, in relation to any party, its holding companies and the subsidiary undertakings and associated companies and other Affiliates from time to time of such holding companies, all of them and each of them as the context admits;

    "Release" means any spilling, seeping, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing or migrating into the Environment;

    "Restricted Services" means the designing, developing, producing, marketing, distributing, selling, licensing, installing, validating and servicing of interactive voice response systems and other interactive technologies (including, but not limited to, the related computer software which comprises a portion of such systems or technologies), whether used, or intended for use, in the pharmaceutical or healthcare industries, as well as the providing of training, consulting and other incidental services for the users of any such interactive voice response systems or other interactive technologies; PROVIDED THAT any use, designing, developing, producing, installing, validating and servicing of such systems or technologies by the Seller's Group for the conduct of its business shall not be Restricted Services, but only if, and to the extent that, such systems or technologies are used by the Seller's Group solely for internal operating purposes and not for sale to, or licensing to or other use by, any third persons;

    "Restricted Territory" means the entire world;

    "Seller's Accountants" means PricewaterhouseCoopers of Waterfront Plaza, 8 Laganbank Road, Belfast, BT1 3LR;

    "Seller's Group" means the Seller, its subsidiaries and their respective Affiliates, excluding, after the Completion, the Company;

    "September Balance Sheet" has the meaning set forth in clause 2.8 of this agreement;

    "Service Contract" means any contract entered into by the Company prior to the Closing for the supply of interactive voice response systems and related services;

    "Shares" means all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company;

    "State Tax Return Restatements" has the meaning set forth in clause 9.2(b);

    "Stay-on Bonuses" means the bonuses in the aggregate amount of $70,000 payable pursuant to those certain letter agreements, dated as of May 6, 2002, between the Seller, on the one hand, and each of Susan McIntyre, Thomas Farley, John Bancroft and Charles Gettis, on the other hand;

    "Straddle Period" has the meaning set forth in clause 9.1(a) of this agreement;

    "Tax" or "Taxes" or "Taxation" means all taxes, charges, fees, levies, or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, severance, stamp, occupation, occupancy, rent, transaction, property, withholdings, or other taxes, customs, duties, fees, assessments, or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority. For purposes of this agreement, "Taxes" or "Tax" shall also include any obligations under any agreements or arrangements with any person with respect to the liability for, or sharing of, Taxes (including pursuant to Treasury Regulation section 1.1502-6 or comparable provisions of state, local or foreign tax law) and including liability for Taxes as a transferee or successor, by contract or otherwise;

    "Taxing Authority" means any federal, provincial, state, local or foreign taxing authority, including, but not limited to, the IRS.;

    "Tax Claim" has the meaning set forth in clause 9.3(a);

    "Tax Return" or "Return" (including any derivative or variation thereof and whether or not begun with a capital letter) shall mean and include all returns, reports, forms, estimates, schedules, declarations, information statements or other document or information relating to any Tax and filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority or any other Governmental Authority in connection with the determination, assessment, collection or payment of any Tax, including any amendments or supplements thereto;

    "Tax Warranties" means tax warranties given pursuant to clause 9 of this agreement and paragraph 17 of schedule 3;

    "TBBS Restatement" has the meaning set forth in clause 9.2(b);

    "Transaction Documents" has the meaning set forth in clause 15 of this agreement;

    "Transfer Regulations" has the meaning given to it under clause 8.1 of this agreement;

    "UK" means the United Kingdom of Great Britain and Northern Ireland;

    "UK Assets" has the meaning set forth in the recitals of this agreement;

    "UK Employee" means each employee engaged in the ICT Business in the UK as of the date hereof;

    "UK Listing Authority" means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

    "UK Plan" means all of the benefit plans and policies maintained on behalf of each UK Employee including, permanent health insurance, life cover, private medical insurance, the Savings-Related Share Option Scheme and the ICT Pension Scheme;

    "US" means the United States of America;

    "US Plan" means an "employee benefit plan" (within the meaning of Section 3(3) of ERISA), and each other written plan, program, arrangement, agreement or policy relating to stock options, stock purchase, deferred compensation, severance, fringe benefit or other employee benefit, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company, and in which employees of the Company who are, or were, principally employed in the US participate and for which the Company has liabilities;

    "VAT" means UK value added tax; and

    "Warranties" means the warranties given pursuant to clause 8 and schedule 3.

    The words and expressions defined in the schedules hereto shall have the meanings set out therein.

    References to the parties hereto include their respective successors and permitted assignees, and references to the masculine gender shall include the feminine and vice versa.

    References to statutes or statutory provisions include references to any orders or regulations made thereunder and references to any statute, provision, order or regulation include references to that statute, provision, order or regulation as re-enacted from time to time before the date hereof (subject as otherwise expressly provided herein) and to any previous statute, statutory provision, order or regulation amended, modified, re-enacted or replaced by such statute, provision, order or regulation before the date hereof.

    References to "persons" shall include bodies corporate and unincorporated, associations, partnerships, limited liability companies, trusts, any Governmental Authority and individuals.

    Headings to clauses and paragraphs are for information only and shall not form part of the operative provisions of this agreement and shall be ignored in construing the same.

    References to recitals, clauses or schedules are to recitals to, clauses of and schedules to this agreement.

    The recitals, the schedules and documents in the Agreed Form are part of the operative provisions of this agreement and references to this agreement shall, unless otherwise expressly stated, include references to the recitals, the schedules and documents in the Agreed Form.

    All accounting terms used in this agreement and in the Transaction Documents shall have the meanings given to them in accordance with GAAP, unless the context requires otherwise.

    The word "including" or any variation thereof will not limit the preceding words or terms.

    Any reference to "Dollars" and "$" means dollars constituting legal tender for the payment of public and private debts in the US.

    The terms "hereof", "hereby", "hereunder", "herein" and similar terms shall refer to this agreement as a whole.

  SALE AND PURCHASE

    Upon the terms and subject to the conditions of this agreement, on the Completion Date the Seller shall sell, convey, assign and transfer to the Buyer, and the Buyer will purchase and acquire from the Seller, the Shares, free from any Encumbrances and together with all accrued benefits and rights attaching thereto.

    Upon the terms and subject to the conditions of this agreement, on the Completion Date the Seller will cause Galen Limited to sell, convey, assign and transfer to the Buyer, as beneficial owner and with full title guarantee and free and clear of any Encumbrances (other than Permitted Encumbrances), and the Buyer will purchase and acquire from Galen Limited, all of the rights, title and interest that Galen Limited possesses to and in the UK Assets, wherever located, including, without limitation, the following assets used or held for use exclusively or primarily in connection with the ICT Business as conducted in the UK: (i) tangible personal property (whether or not constituting fixtures on real property), including equipment, purchased parts, raw materials, goods in process and finished goods and furniture, a list of the major items of which material tangible personal property is set forth on schedule 4, (ii) all Intellectual Property, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof and rights to protection of interests therein, (iii) agreements, contracts and leases and rights thereunder, except as provided in clause 2.6, (iv) accounts, notes and other receivables, (v) claims, deposits, prepayments, refunds, causes of action, rights of recovery and rights of set off, and (vi) books, records, ledgers, files, documents, correspondence, lists, promotional materials, studies, reports, and other printed or written materials. Notwithstanding anything to the contrary in the foregoing, the UK Assets shall not include (A) cash and cash equivalents or similar type investments, bank accounts and certificates of deposit, (B) franchises, approvals, permits, licenses, orders, certificates, variances and similar rights obtained from any Governmental Authority, (C) rights in and with respect to the assets associated with the UK Plans and (D) assets for which a transfer to the Buyer shall require a third party Consent that has not been received prior to Completion; PROVIDED, HOWEVER, with respect to any such assets referred to in this clause (D), the Seller shall hold such assets in trust for the Buyer and shall take such commercially reasonable actions following the Completion as are necessary to (1) provide the Buyer the practical benefit and use of such assets and (2) obtain the Consents required to transfer title to, and possession of, such assets to the Buyer as otherwise contemplated in this clause 2.2.

    On and subject to the terms and conditions of this agreement, the Buyer agrees to assume and become responsible for all of the Assumed Liabilities on the Completion Date. Notwithstanding anything to the contrary in this agreement or any of the schedules hereto, the Buyer will not assume, nor have any responsibility or liability for or with respect to, or purchase the UK Assets subject to, any liabilities of any nature whatsoever (whether liquidated, contingent or otherwise) which are not included within the definition of "Assumed Liabilities" and, accordingly, the Buyer will not assume, or be responsible for, any of the Excluded Liabilities.

    In addition to the Buyer's assumption of the Assumed Liabilities, in consideration of the sale, transfer, conveyance and assignment of the Shares and the UK Assets by or at the direction of the Seller to the Buyer and in reliance upon the representations and warranties made herein by the Seller, the Buyer agrees to pay to the Seller, the sum of Sixteen Million Dollars ($16,000,000) on the Completion Date, of which (i) One Hundred Dollars ($100) is in consideration of the covenant not to compete and other restrictive covenants set forth in clause 10, (ii) Three Hundred Eighty Seven Thousand Dollars ($387,000) is in consideration of the sale and transfer of the UK Assets to the Buyer, and (iii) Fifteen Million Six Hundred Twelve Thousand and Nine Hundred Dollars ($15,612,900) is in consideration of the sale and transfer of the Shares (collectively the "Consideration"). That portion of the Consideration which is payable in cash will be subject to adjustment pursuant to clause 2.9 hereof.

    All payments by the Buyer under this agreement shall be made free and clear of and without deduction for any Taxes, levies, imposts, duties, charges, fees, deductions, or withholdings of any nature now or hereafter imposed or levied by any Taxing Authority unless the Buyer is compelled by law to make such deduction or withholding. If any such obligation is imposed upon the Buyer with respect to any amount payable by it hereunder, the Buyer will (i) pay the full amount deducted to the relevant Taxing Authority in accordance with applicable law and (ii) pay to the Seller on the date on which such amount is due and payable hereunder, such additional amount as shall be necessary to enable the Seller to receive the same net amount which the Seller would have received had no such obligation been imposed upon the Buyer. The Buyer shall, as soon as practicable after payment of such Taxes, deliver to the Seller the original or a certified copy of a receipt issued by such Taxing Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Seller.

    If (i) any agreement, contract or lease used exclusively or primarily in the ICT Business may not be assigned and transferred to the Buyer (as a result of either the provisions thereof or applicable law) without the consent or approval of a third party and (ii) such consent or approval has not been obtained prior to the Completion Date, then, with respect to each such agreement, contract or lease, (A) notwithstanding any other provision of this agreement, such agreement, contract or lease shall not be assigned and transferred to, or assumed by, the Buyer at the Completion Date, (B) the Seller and the Buyer will cooperate, in all reasonable respects, to obtain the necessary consent or approval as soon as practicable after the Completion Date, provided that neither party will be required to make any payments or agree to any material undertakings in connection therewith, (C) if and when such approval is obtained, the Seller and the Buyer shall execute, or shall cause the appropriate subsidiary to execute, such further instruments of conveyance (in substantially the form executed at the Completion Date) as may be necessary to transfer such agreement, contract or lease to the Buyer and (D) from and after the Completion Date until the assignment of such agreement, contract or lease pursuant to clause (C) above, the Seller and the Buyer shall cooperate, in all reasonable respects to (1) provide the Buyer with all of the rights and obligations under any such agreement, contract or lease, (2) cooperate in any reasonable and lawful arrangement designed to provide such rights and obligations to the Buyer, including subcontracting, sublicensing or subleasing to the Buyer or the appointment of the Buyer as agent of Seller for purposes of such agreement, contract or lease, and (3) enforce, at the request of the Buyer and for the account of the Buyer, any and all rights of the Seller or its Affiliates arising under any such agreement, contract or lease.

    All payments to be made to the Seller on the Completion Date shall be made by wire transfer of immediately available funds to the account specified in writing by the Seller.

    For the purposes of this agreement, the following terms shall have the following respective meanings:

      "Completion Date Statement" shall mean the final statement of Completion Date Assets and Completion Date Liabilities.

      "Completion Date Assets" shall mean the net amount of those assets of the ICT Business on the Completion Date under the captions "Fixed Assets," "Work in Progress," "Trade Receivables" and "Other Receivables," as determined in accordance with GAAP and in a manner consistent with the accounting practices used in preparing the unaudited balance sheet of the ICT Business as at September 30, 2001 (the "September Balance Sheet") attached hereto as part of Schedule 2 except that (i) all intercompany amounts shall be excluded and (ii) all credit balances in "Trade Receivables" as of the Completion Date shall be deemed to constitute "Trade Payables" for purposes of determining Completion Date Liabilities.

      "Completion Date Liabilities" shall mean the net amount of those liabilities of the ICT Business on the Completion Date under the captions "Trade Payables" and "Accruals and Other Payables," as determined in accordance with GAAP and in a manner consistent with the accounting practices used in preparing the September Balance Sheet, except that (i) all intercompany amounts shall be excluded and (ii) all credit balances in "Trade Receivables" as of the Completion Date shall be deemed to constitute "Trade Payables" for purposes of determining Completion Date Liabilities.

      "Net Assets" shall mean the net amount of the Completion Date Assets less the Completion Date Liabilities.

      "Deficiency" shall mean the amount, if any, by which the Net Assets as set forth on the Completion Date Statement as modified as a result of the resolution of any dispute in accordance with the terms of clause 5 of this agreement are less than Six Million Dollars ($6,000,000).

      "Excess" shall mean the amount, if any, by which the Net Assets as set forth on the Completion Date Statement as modified as a result of the resolution of any dispute in accordance with the terms of clause 5 of this agreement are greater than Eight Million Dollars ($8,000,000).

    The purchase price shall be reduced dollar-for-dollar by the amount of the Deficiency, if any, or increased dollar for dollar by the amount of the Excess, if any.

    All payments for the Deficiency or the Excess shall be made by wire transfer of immediately available funds to the account or accounts designated by the Buyer or the Seller, as the case may be, within five days of the final determination thereof in accordance with clause 5 of this agreement and shall be accompanied by a payment of simple interest thereon calculated at the annual rate of 8% (assuming a 360 day year) from the Completion Date to the actual date of payment.

  VALUE ADDED TAX

    The Consideration payable by the Buyer pursuant to clause 2.4 of this agreement is exclusive of any VAT which may be chargeable thereon in respect of the sale of the UK Assets and the amount of any such VAT shall be payable by the Buyer in addition to the Consideration, subject to the terms of this clause 3.

    The Seller and the Buyer shall use all reasonable efforts to secure that the conditions of article 5(l) of the Value Added Tax (Special Provisions) Order 1995 SI 1268 and of section 49 of the Value Added Tax Act 1994 are fulfilled so that the sale of the UK Assets hereunder is properly treated as neither a supply of goods nor a supply of services for the purposes of VAT.

    The Seller shall on the Completion Date deliver to the Buyer all records referred to in section 49(l) of the Value Added Tax Act 1994 in respect of the ICT Business and shall not make any request to HM Customs & Excise for such records to be retained by the Seller, and the Buyer hereby undertakes to preserve such records for such periods as may be required by law and shall during that period afford reasonable access to them at the request of the Seller.

    In the event that HM Customs & Excise determine that VAT is chargeable on the sale of the UK Assets hereunder or any of them then the Seller shall immediately notify the Buyer of such determination and the Buyer agrees that such VAT shall be in addition to the Consideration specified in clause 2.4 and the Buyer shall (against production by the Seller of Tax invoices in respect thereof) pay the amount of any such VAT forthwith to the Seller but such payment shall be without prejudice to the right of the Buyer under this agreement to call upon the Seller to make or join in an appeal against the aforesaid determination.

    All VAT payable in respect of goods and services supplied or deemed to be supplied by the Seller in connection with the UK Assets prior to the Completion Date, and all interest payable thereon and penalties attributable thereto, shall be paid to HM Customs & Excise by the Seller, and the Seller shall be entitled to receive and to retain for its own benefit all reimbursement or credit from HM Customs & Excise for VAT borne by the Seller on goods and services supplied to the Seller prior to the Completion Date and any payments received in respect of VAT overpaid to HM Customs & Excise prior thereto.

  ALLOCATION OF CONSIDERATION

  The Consideration will be allocated between the UK Assets and the Shares as agreed to by the Buyer and the Seller and as set forth in clause 2.4. That portion of the Consideration allocable to the UK Assets shall be further allocated among each class of the UK Assets in accordance with a schedule to be agreed to by the Buyer and the Seller after the Completion Date. The allocations set forth in clause 2.4 and in the aforementioned schedule shall, for United States federal and state income Tax purposes, be binding on the Seller and the Buyer. The Seller and the Buyer shall file any respective U.S. Tax Returns in accordance with such allocations and shall not take any position inconsistent with such allocations.

  DELIVERY OF COMPLETION DATE STATEMENT

    The parties hereto shall jointly arrange for the Completion Date Statement setting forth the Completion Date Assets, the Completion Date Liabilities and the calculation of Net Assets and the amount of the Deficiency, if any, to be prepared by the Buyer in conjunction with the Company and the Seller, and such draft Completion Date Statement shall be delivered to the Seller within 90 days of Completion.

    The Seller shall notify the Buyer in writing within 30 days of receipt of the Completion Date Statement whether or not it accepts it for the purposes of this agreement.

    If the Seller notifies the Buyer that it does not accept such draft Completion Date Statement as provided in clause 5.2:

      the Seller and/or the Seller's Accountants shall, set out in a notice in writing their reasons for such non-acceptance and specify the adjustments which, in their opinion, should be made to the draft Completion Date Statement in order to comply with the requirements of this agreement (and in particular this clause 5 and schedule 2 hereof) and deliver a copy of such notice to the Buyer simultaneously with the delivery of the notice pursuant to clause 5.2; and

      the parties shall use all commercially reasonable efforts to meet and discuss the objections of the Seller and to reach agreement upon the adjustments (if any) required to be made to the draft Completion Date Statement and will provide each other with such information and explanations and access to working papers as may be reasonably and properly required by the other for this purpose.

    If the Seller is satisfied with the draft Completion Date Statement (either as originally submitted or after adjustments agreed between the Seller and the Buyer) or if the Seller fails to notify the Buyer of its non-acceptance of the draft Completion Date Statement within the 30 day period referred to in clause 5.2 (or such time period as has been agreed between the parties in writing), then the draft Completion Date Statement (incorporating any agreed adjustments) shall constitute the final Completion Date Statement for the purposes of this agreement.

    If the Buyer and the Seller do not reach agreement within 10 business days following the Buyer's receipt of the Seller's notice of non-acceptance pursuant to clause 5.3, then the matters in dispute and in respect of which details have been provided by the Seller to the Buyer at the time that it notified the Buyer that it does not accept the draft Completion Date Statement in accordance with clause 5.3(a) shall be referred, on the application of either party, for determination by an independent firm of internationally recognized chartered accountants to be agreed upon by the Seller and the Buyer or, failing agreement, to be selected, on the application of either the Seller or the Buyer, jointly by the Buyer's Accountants and the Seller's Accountants. The following provisions shall apply to such determination:

      the Buyer and/or the Buyer's Accountants and the Seller and/or the Seller's Accountants shall each promptly prepare a written statement on the matters in dispute which (together with the relevant documents) shall be submitted to such independent firm for determination;

      in giving such determination, the firm shall state what adjustments (if any) are necessary to the draft Completion Date Statement in respect of the matters in dispute in order to comply with the requirements of this agreement (and in particular this clause 5) and shall give its reasons therefor and shall make such determination as soon as reasonably practicable after its appointment and in any event by not later than 30 days after its appointment;

      such firm shall act as an arbitrator in making any such determination which shall be final and binding on the parties hereto (in the absence of manifest error); and

      each party shall bear the costs and expenses of all counsel and other advisers, witnesses and employees retained by it and the costs and the expenses of the independent firm of accountants shall be borne between the Seller and the Buyer in such proportions as the firm shall in its discretion determine or, in the absence of any such determination, equally between the Seller and the Buyer.

    When the Seller and the Buyer reach (or pursuant to clause 5.4 are deemed to reach) agreement on the Completion Date Statement or when the Completion Date Statement is finally determined at any stage in accordance with the procedures set out in this clause 5, the Completion Date Statement as so agreed or determined shall be the Completion Date Statement for the purposes of this agreement and shall be final and binding on the parties.

    Subject to any rule of law or any regulatory body or any provision of any contract or arrangement entered into prior to the date of this agreement to the contrary, the Seller shall procure that each member of the Seller's Group shall, and the Buyer shall procure that the Buyer's Group shall, promptly provide each other, their advisers, and the independent firm of chartered accountants appointed pursuant to clause 5.5 to determine the Completion Date Statement and the Buyer and/or the Buyer's Accountants and the Seller and/or the Seller's Accountants with all information (in their respective possession or control) relating to the operations of the Seller's Group and/or the Buyer's Group, as the case may be, including access at all reasonable times to all Seller's Group and Buyer's Group employees, books and records, and all co-operation and assistance, as may in any such case be reasonably required to:

      enable the production of the Completion Date Statement; and

      enable any independent firm of chartered accountants appointed pursuant to clause 5.5 to determine the Completion Date Statement.

  The Seller and the Buyer hereby authorize each other, their respective advisers and the independent firm of chartered accountants appointed pursuant to clause 5.5 to take copies of all information which they have agreed to provide under clause 5.5.

  COMPLETION

    Completion shall take place at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017 (or at such other location as the Seller and Buyer shall agree) on the Completion Date.

    On Completion, the Seller shall deliver or shall procure the delivery to the Buyer or, at the Buyer's direction, to the Company:

      the original certificates representing the Shares, together with appropriate stock powers attached and duly executed;

      resignations of all of the directors of the Company and resignations of any officers that are not employees of the Company;

      the minute books, corporate seal and stock transfer books for the Company;

      an assignment of contracts, in the Agreed Form, evidencing the assignment to the Buyer of any contracts which comprise a portion of the UK Assets;

      an executed bill of sale or such other documents or instruments, in the Agreed Form, evidencing Galen Limited's sale and transfer of the UK Assets to the Buyer.

      to the extent not in possession of the Company, all books of account or references as to customers and suppliers and other records exclusively relating to the ICT Business;

      to the extent not in the possession of the Company, all Permits and such contracts, deeds or other documents (including assignments of any such Permits) which relate exclusively to the ICT Business;

      written confirmation, in the Agreed Form, from the Seller that there are no liabilities whatsoever (actual or contingent) which may be owing from the Company to the Seller's Group; and

      to the extent not in possession of the Company, the checkbooks for all bank accounts maintained by the Company.

    On Completion, the Buyer shall deliver or shall procure the delivery to the Seller an executed assumption agreement, in the Agreed Form, relating to the Assumed Liabilities.

    The Buyer shall cause the wire or other transfers of funds referred to in clause 2 to be made to the Seller on the Completion Date.

    The Seller shall procure that at Completion, the Company is released from any Encumbrance (other than Permitted Encumbrances) given or incurred by it which relates in whole or in part to debts or other liabilities or obligations of it or any other person.

    The Buyer agrees that for a period of at least six years from Completion it will cause the Company to retain all documents in its possession at the Completion Date and will provide the Seller with copies of such documents upon the Seller's reasonable request, at the Seller's expense. The Seller agrees that for a period of at least six years from Completion it will retain all documents in its possession at the Completion Date relating to the ICT Business and will provide the Buyer with copies of such documents upon the Buyer's reasonable request, at the Buyer's expense. The provisions of clause 11 shall apply to any information provided under this clause if such information or documentation comprises Confidential Information.

    On or as soon as practicable after Completion, the parties shall send out a joint notice in the Agreed Form to all suppliers and customers of the ICT Business advising them of the sale of the ICT Business.

    Each party shall bear its own respective expenses incurred in connection with the negotiation and preparation of this agreement and the consummation and performance of the transactions contemplated hereby and in connection with all obligations required to be performed by each of them under this agreement except as may otherwise be provided herein.

    The Buyer shall cause the Company to provide to any employee or former employee of the Company whose "qualifying event" within the meaning of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), occurs prior to, on or after the Completion Date (and such employees' "qualified beneficiaries" within the meaning of COBRA) with continuation of group health coverage required by Section 4980B(f) of the Code.

      The employment of the UK Employees shall transfer to the Buyer on the Completion Date under the Transfer Regulations.

      The Buyer shall comply with regulation 10 of the Transfer Regulations with respect to the UK Employees.

    Each of the Buyer and the Seller shall use commercially reasonable efforts to obtain all Consents of all Governmental Authorities that may be or become necessary for its respective execution and delivery of, and the respective performance of its obligations pursuant to, this agreement.

      Anything in this agreement to the contrary notwithstanding, in connection with the obtaining of any necessary governmental Consents, no party hereto or any of their Affiliates will be required to agree to or consent to divest or hold separate any business or assets or agree to or consent to any other terms or conditions which it determines are adverse to its interests.

    The Buyer shall pay any state or local sales, transfer or like Taxes payable in connection with the transactions contemplated pursuant to this agreement.

    To the extent that (a) the Seller or any of its subsidiaries is a guarantor of any obligations of the Company to any third party, including, without limitation, obligations of the Company under any equipment lease or contract, or (b) the Seller or any of it subsidiaries is jointly liable with the Company on any contract, the Buyer and the Seller agree that (i) as soon as practicable after the Completion Date they shall use their respective reasonable commercial efforts (without any expenditure of monies) to have the Seller or any of its subsidiaries released from all such guarantees and (ii) the Buyer shall be solely responsible for the breach of any such contract to the extent that such breach arises solely from the conduct of the ICT Business from and after the Completion Date. In the event that the Seller and the Buyer are unable to obtain the release of any guarantees, the Buyer shall indemnify and hold harmless the Seller and its subsidiaries from and against any and all loss, liability or damage arising out of or relating to its obligations under such guarantees, but only to the extent that any such loss, liability or damage arises from the conduct of the ICT Business from and after the Completion Date. Notwithstanding the foregoing, in the event that any of the leases guaranteed by the Seller or any of its subsidiaries contain an option to renew, the Buyer shall not renew such lease without having the Seller and/or its respective subsidiaries released from such guarantee.

    The Seller shall pay or cause to be paid all obligations as they come due with respect to the Stay-on Bonuses.

    The Seller shall pay or perform, or cause to be paid or performed, when due, all obligations with respect to the Lambertville Lease, including, without limitation, rent payments. The Seller, at its sole cost and expense, shall, as soon as practicable following the Completion Date, use commercially reasonable efforts to procure (a) the assignment of the Lambertville Lease to the Seller, together with the lessors' written Consent thereto and (b) the lessors' written release of the Company from all liabilities and obligations under, or with respect to, the Lamberville Lease, and Buyer shall cause the Company to cooperate in all commercially reasonable respects with the Seller in procuring such assignment, Consent and release. At no time shall Buyer be entitled to occupy the rental premises under the Lambertville Lease.

  FUTURE TRADING AND TRADE ENQUIRIES

  Following Completion, the Seller shall, and shall procure that any member of the Seller's Group shall, as soon as possible refer to the Buyer all enquiries relating to the ICT Business for so long as the provisions of clause 10 of this agreement are in effect.

  WARRANTIES AND INDEMNITIES

    The Buyer hereby warrants to the Seller that:

      it has all requisite individual and corporate power to enter into and perform this agreement and the transactions and matters contemplated thereby and it has taken all necessary action to authorize the entry into and performance of this agreement and the transactions and matters (including each Transaction Document) contemplated thereby;

      it is not relying on any forecasted operating results or budgets of the ICT Business prepared by or on behalf of the Seller; and

      it does not intend to take any measures in connection with the UK Employees that would obligate the Seller or Galen Limited to consult with any of the UK Employees under the Transfer of Undertakings (Protection of Employment Regulations) 1981 (as amended) (the "Transfer Regulations"), including, without limitation, any proposed redundancies or terminations of employment, relocation plans, changes to terms and conditions of employment (including changes to any pension arrangements) and changes to working practices.

    In consideration of the Buyer agreeing to purchase the ICT Business on the terms contained in this agreement, the Seller hereby warrants to the Buyer that (a) it has all requisite individual and corporate power to enter into and perform this agreement and the transactions and matters contemplated thereby and it has taken all necessary action to authorize the entry into and performance of this agreement and the transactions and matters (including each Transaction Document) contemplated thereby, and (b) it warrants to the Buyer in the terms of the Warranties set out in schedule 3 to this agreement.

    Where any of the Warranties are made or given "so far as the Seller is aware" or "to the best of the Seller's knowledge," or any variation thereof, such Warranty shall be deemed to have been given to the best of the knowledge, information and belief of the Seller after making reasonable inquiries of Mr. Geoffrey Elliot, Mr. Robert Whiteford, Mr. Anthony Bruno, Mr. John Dardes, Mr. Tom Farley, Mr. Charles Gettis, Ms. Izumi Hara, Mr. Declan Loughery, Ms. Susan MacIntyre, Ms. Susan Newman, Mr. David Weiss, Mr. Ray Stietz and Ms. Maureen O'Malley and, in relation to matters concerning Taxation or the Accounts, the Seller's Accountants.

    The Seller acknowledges that the Buyer has entered into this agreement upon the basis of and in reliance upon the Warranties.

    Each of the Warranties shall be construed as a separate Warranty and (save as expressly provided to the contrary) shall not be limited by the terms of any of the other Warranties. Only those warranties set out in paragraph 11 of schedule 3 of this agreement shall be given in relation to any Environmental Matters and no other warranties given under this agreement shall be construed in such a manner as would enable the Buyer to make such a claim otherwise.

    Notwithstanding anything to the contrary contained herein and save in the case of fraud by the Seller, the Seller shall be under no liability in respect of any claim under the Warranties contained in schedule 3 or clause 8.2 or the indemnities contained in clauses 8.21, 8.23 and 9 and any such claim shall be wholly barred and unenforceable unless written notice of such claim setting out details of the relevant claim (including the grounds on which such claim is based and an estimated amount claimed to be payable in respect thereof) shall have been served upon the Seller by the Buyer promptly after it becomes likely that a claim will be made, and in any event:

      in the case of a claim under the Warranties contained in schedule 3 or clause 8.2(b) (other than those contained in clauses 6.2 (relating to title to the Shares) and 17 (relating to Taxes) of schedule 3) or the indemnities contained in clause 8.21(b) by not later than 5:00 p.m. New York time on the date which is 18 months from the Completion Date;

      in the case of a claim under the Warranties contained in clause 17 (relating to Taxes) of schedule 3 or clause 8.2(a) or the indemnities contained in clauses 8.21 (other than clauses 8.21(b) and 8.21(h)) and 9 by not later than 5.00 p.m. New York time on the date which is 30 days following the expiration of the applicable statute of limitations relating thereto; and

      in the case of a claim under the indemnities contained in clauses 8.21(h) and 8.23(a) and 8.23(c) by not later than 5:00 p.m. New York time on the date which is four (4) years from the Completion Date.

    Notwithstanding anything in the immediately foregoing sentence, in the case of clauses (a) and (b) above the liability of the Seller for any claim specified in such notice shall absolutely cease (unless the amount payable in respect of the relative claim has been agreed by the Seller within 6 months of the date of such written notice) in the event that (i) legal proceedings have not been instituted in the respect of such claim by the due service of process on the Seller within 6 months of the date of such written notice; or (ii) the Seller shall make in respect thereof a request to the Buyer to make recovery in the circumstances referred to in clause 8.14(b) and clause 8.15 and if legal proceedings have not been instituted by the Buyer in respect of such claims by the due service of process on the Seller within 6 months of the date on which judgment is given by a court of competent jurisdiction in respect of such third party proceedings as shall have been instituted by the Buyer pursuant to such request or the date settlement is reached in such third party proceedings with the consent of the Seller or on which the Seller and the Buyer agree that proceedings or other action against the third party shall be abandoned.

    For purposes of this clause 8.6: (A) legal proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the Seller, (B) "applicable statute of limitations," as used in clause 8.6(b), means (1) with respect to any particular type of Tax, a period of time equal to the applicable statute of limitations established pursuant to any Legal Requirement pertaining to such Tax (including any valid extensions) and (2) with respect to any matters described in clauses 2.2, 8.2(a) and 8.21 (other than clauses 8.21(b) and 8.21(h)) a period of time equal to the applicable statute of limitations established pursuant to the Legal Requirements pertaining to each of such matters, which, for purposes of this agreement, will be 6 years following the Completion Date and (C) the Seller's obligation to provide indemnity pursuant to clause 2.1 (relating to the Shares), clause 6.2 of schedule 3 (relating to the Shares), clause 8.21(a) (but only to the extent that such clause 8.21(a) relates to the Shares) and clause 8.23(b) shall survive indefinitely.

    Except in the case of fraud, the Seller shall be under no liability in respect of any claim under the Warranties contained in schedule 3 or clause 8.2(b) (in each case other than with respect to the Warranties contained in clauses 6.2 and 17 of schedule 3) or the indemnities contained in this agreement (other than with respect to the indemnities contained in clauses 8.21(a), 8.21(c), 8.21(d), 8.21(e), 8.21(f), 8.21(g), 8.23(b) and 9) unless and until the liability in respect of that claim when aggregated with the liability of the Seller in respect of all other such claims made under this agreement (except for those claims for which liability is excluded under clause 8.8 below) solely in respect of any loss suffered in respect of the ICT Business, shall exceed One Hundred and Sixty Thousand Dollars ($160,000), at which time the Seller shall be liable for the full amount of the claim not merely the excess over that sum.

    Except in the case of fraud, the Seller shall be under no liability in respect of any claim under the Warranties contained in schedule 3 or clause 8.2(b) (in each case other than with respect to the warranties contained in clauses 6.2 and 17 of schedule 3) or the indemnities contained in this agreement (other than with respect to the indemnities contained in clauses 8.21(a), 8.21(c), 8.21(d), 8.21(e), 8.21(f), 8.21(g), 8.23(b) and 9) where the liability of the Seller in respect of that claim would (but for this clause) have been less than Four Thousand Eight Hundred Dollars ($4,800) and such claim shall be disregarded in determining the aggregate value of claims pursuant to the provisions of clause 8.7.

    Except in the case of fraud, each of the parties to this agreement confirm and agree that the aggregate liability of the Seller in respect of all claims under this agreement (other than those specified in clauses 8.9(b)(ii) and 8.9(c)) shall not in any circumstances exceed the amount paid by the Buyer to the Seller pursuant to clause 2.4, or such lesser or greater amount of Consideration as shall be received in aggregate by the Seller pursuant to clauses 2 or 5 hereof;

      (i) The Seller hereby covenants and undertakes to procure, within the 45 day period immediately following the Completion Date, run off insurance in respect of the claims contemplated in clauses 8.21(h), 8.23(a) and 8.23(c) pursuant to, and in accordance with, the terms of this clause 8.9(b)(i). The Seller shall cause such run off insurance to be maintained continuously, without change in terms, throughout the 3-year period following the Completion Date. The Seller, without cost to the Company or the Buyer, shall cause the Company to be named as an additional named insured party to such run off insurance. Such run off insurance shall provide for (A) an aggregate deductible of not more than One Million Dollars ($1,000,000), which shall be payable solely by the Seller, and (B) 30 days' prior written notice to the Company of any cancellation, termination or modification of such insurance. The aggregate coverage of such run off insurance shall be the maximum coverage that Seller can procure subject to the foregoing parameters for an aggregate premium payment of One Million Dollars ($1,000,000); PROVIDED THAT in no case shall the run off insurance coverage exceed Ten Million Dollars ($10,000,000). Notwithstanding the foregoing, in the event that Seller is unable to obtain the full Ten Million Dollars ($10,000,000) of run off insurance pursuant to the foregoing terms of this clause 8.9(b)(i), the Buyer shall have the right, but not the obligation, to contribute such amounts necessary over and above One Million Dollar ($1,000,000) premium such that Ten Million Dollars ($10,000,000) of coverage is obtained;

      (ii) Except in the case of fraud, each of the parties to this agreement confirms and agrees that the aggregate liability of the Seller in respect of all claims under clauses 8.21(h), 8.23(a) and 8.23(c) shall not in any circumstances exceed the greater of:

        at any time, the sum of (1) an amount equal to the original amount of run off insurance obtained pursuant to clause 8.9(b)(i), plus (2) Sixteen Million Dollars ($16,000,000) less the aggregate amount of all sums theretofore paid by the Seller in respect of indemnification claims of the type which are subject to the limits on indemnity set forth in clause 8.9(a) (it being understood that any amounts paid by the Seller in respect of indemnification claims of the type which are subject to the limits on the indemnity set forth in this clause 8.9(b)(ii) which exceed an amount equal to the greater of (I) Five Million Dollars ($5,000,000) or (II) the original amount of run off insurance obtained by the Seller pursuant to clause 8.9(b)(i), shall reduce, Dollar-for-Dollar, the amount that the Buyer can recover from the Seller for indemnification claims under clause 8.9(a)); or

        Twenty-One Million Dollars ($21,000,000); and

      all claims under clause 8.23(b) or in connection with the matters identified in the draft confidential due diligence report of the Buyer's Accountants dated August 12, 2002 shall not be subject to the limit set forth in clause 8.9(a), nor shall any such claims reduce the amount that the Buyer or any other indemnitees hereunder can recover from the Seller for indemnification claims under such clause 8.9(a).

    Except for the matters identified in clause 8.23 and any claims against the Seller under clauses 9.1(a) or 9.2(b) of this agreement, the Seller shall be under no liability in respect of any claim under the Warranties or the indemnities contained in this agreement if the facts or circumstances giving rise thereto have been fairly disclosed prior to the entering into of this agreement or are otherwise known to Richard McCann, the Buyer or any of its Affiliates (other than the Company) or any employees, officers or directors of the Buyer or any of its Affiliates (other than the Company) at the date hereof. For the purposes of this clause "fairly disclosed" shall mean disclosed in the Disclosure Letter in such a manner and in such detail as to enable the Buyer to make a reasonably well informed assessment of the matter.

    Except for the matters contemplated in clause 9.2(b), no liability (whether in contract, tort or otherwise) shall attach to the Seller in respect of any claim under:

      the Warranties and the indemnities contained in this agreement to the extent that the claim or the events giving rise to the claim would not have arisen but for an act, omission or transaction following Completion of the Buyer's Group or which would not have arisen but for any claim, election or surrender or disclaimer relating to Taxation made or omitted to be made or notice or consent given or omitted to be given by the Buyer's Group under the provisions of any statutes relating to Taxation the making, giving or doing of which was assumed in computing the Taxation liabilities of the Seller's Group for the purposes of the Accounts;

      the Warranties or the Tax indemnities contained in clause 9 to the extent that the claim occurs wholly or partly out of or the amount thereof is increased as a result of:

        any change in the accounting principles or practices of the Buyer's Group introduced or having effect after the date of Completion unless the same is introduced to bring the accounting practices and principles into line with generally accepted accounting principles and practices in relation to a business of the type carried on by the ICT Business; or

        any increase in the rates of Taxation made after Completion and which affects matters occurring prior thereto; or

        any change in law or regulation or in its interpretation or administration by the US federal or state courts, by the Inland Revenue or IRS or by any other fiscal, monetary or regulatory authority or the equivalent laws, regulations or authorities in any jurisdiction in which the ICT Business operates in each case occurring after Completion and which affects matters occurring prior thereto; or

      this agreement to the extent that the loss or damage giving rise to the claim is actually recovered by the Buyer's Group under any policy of insurance. For purposes of this clause 8.11(c), the Seller acknowledges that the Buyer is under no obligation to seek recovery under any policy of insurance in connection with any such claim; or

      the Warranties to the extent that the claim relates to a claim or liability for Taxation and would not have arisen but for any winding-up or cessation of trading after Completion of the Company or any part thereof.

    In assessing any liabilities, damages or other amounts recoverable by the Buyer as a result of any claim under this agreement, there shall be taken into account any benefit which actually accrues to the Buyer's Group arising out of the same subject matter or circumstances giving rise to the claim under the Warranties including, without prejudice to the generality of the foregoing, any amount of any relief for Taxation actually obtained by the Buyer's Group and any amount by which any Taxation for which the Buyer's Group is or may be liable to be assessed or accountable is actually reduced or extinguished, arising directly or indirectly in consequence of the matter which gives rise to such claim or as a result of the receipt of an indemnity payment with respect to such claim.

    No liability will arise and no claim may be made under any of the Warranties to the extent that the matter giving rise to such claim is remediable, unless, within the period of 30 days following the Buyer becoming aware of such matter and having served written notice thereof to the Seller in accordance with this clause 8, such matter shall not have been remedied by the Seller or such remediation shall not have substantially commenced by the Seller to the reasonable satisfaction of the Buyer, within that period of 30 days following the date of service of such notice; PROVIDED THAT such remediation is completed within a reasonable time period.

    Clause 8.15 shall apply in circumstances where, subject to the notice provisions set out in clause 8.6:

      any claim is made against the Buyer's Group which may give rise to a claim by the Buyer against the Seller under the Warranties; or

      the Buyer's Group is or may be entitled to make recovery from some other person of any sum in respect of any facts or circumstances by reference to which the Buyer has or may have a claim against the Seller under the Warranties; or

      the Seller shall have paid to the Buyer an amount in respect of a claim under the Warranties and subsequent to the making of such payment the Buyer's Group becomes or shall become entitled to recover from some other person a sum which is referable to that payment.

    In the circumstances provided in clause 8.14, the Buyer shall and shall procure that the Buyer's Group shall:

      subject to receiving an undertaking from the Seller in respect of all costs reasonably and properly incurred thereby by the Buyer's Group, promptly and diligently take all such action as the Seller may reasonably request including the institution of proceedings and the instruction of professional advisors approved by the Seller (such approval not to be unreasonably withheld or delayed) to act on behalf of the Buyer to avoid, dispute, resist, compromise, defend or appeal against any such claim against the Buyer's Group as is referred to in clause 8.14(a) or to make such recovery by the Buyer's Group as is referred to in clause 8.14(b) or clause 8.14(c), as the case may be;

      not settle or compromise any liability or claim to which such action is referable without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed; and

      in the case of clause 8.14(c) only, promptly repay to the Seller an amount equal to the amount so recovered or, if lower, the amount paid by the Seller to the Buyer, less in each case any costs incurred by the Buyer's Group in so recovering or any Taxation incurred by the Buyer's Group on the amount received.

    The Buyer shall covenant, but not as a condition precedent to liability on the part of the Seller, to, as soon as practicable:

      inform the Seller in writing of any fact, matter, event or circumstance which comes to its notice or to the notice of the Buyer's Group whereby it appears that the Seller is or is likely to be liable to make any payment in respect of any claim under the Warranties or whereby it appears that the Buyer's Group shall become or is likely to become entitled to recover from some other person a sum which is referable to a payment already made by the Seller in respect of such a claim;

      thereafter keep the Seller informed of all material developments in relation thereto; and

      provide at the cost of the Seller all such information and documentation (no matter how it is recorded or stored) as the Seller shall reasonably request and which the Buyer may lawfully provide in connection therewith and also in connection with any proceedings instituted by or against the Buyer's Group under clause 8.15.

    For purposes of this clause 8.16, the parties acknowledge that the Buyer has informed the Seller of potential claims, penalties, liabilities and expenses in connection with the matters referred to in clause 8.23 and the matters identified in the draft confidential due diligence report of the Buyer's Accountants dated August 12, 2002.

    In the event that the Seller at any time after the date hereof shall wish to take out insurance against its liability hereunder, the Buyer undertakes to provide such information as the prospective insurer may require before effecting such insurance.

    Except for the matters identified in clause 8.23 and any claims against the Seller in connection with the matters identified in the draft confidential due diligence report of the Buyer's Accountants dated August 12, 2002, the Buyer hereby warrants and confirms that having made due and careful enquiry at the date hereof, it has not already formulated and is not aware of any claim it may have against the Seller under the Warranties; PROVIDED THAT such confirmation shall not constitute a general waiver by the Buyer of any rights which it may have under this agreement in respect of any breach of Warranty arising from information subsequently in the Buyer's possession which may in the future form a basis of a claim under the Warranties.

    Subject to the second sentence of clause 8.11(c), the Buyer undertakes to take or procure the taking of all such reasonable steps and action as are necessary or as the Seller may reasonably require in order to mitigate any claim under the Warranties, and the Buyer's Group shall act in accordance with such request subject to the Buyer being indemnified by the Seller against all reasonable costs and expenses incurred in connection therewith. Nothing in this agreement shall, or shall be deemed to, relieve the Buyer of any common law or other duty to mitigate any loss or damage incurred by it.

    The Buyer shall indemnify the Seller and hold the Seller, the Seller's subsidiaries and their respective officers, directors and employees harmless against and in respect of any and all damages, losses, claims, penalties, liabilities, costs and expenses (including, without limitation, all fines, interest, legal fees and expenses and amounts paid in settlement), that arise from or relate or are attributable to (a) any misrepresentation by the Buyer or breach of a warranty made by the Buyer, in each case, under clause 8.1 hereof, (b) any breach of any covenant or agreement on the part of the Buyer set forth herein, (c) any liability or obligation to brokers retained by the Buyer in connection with the transactions contemplated by this agreement, (d) the Assumed Liabilities, (e) any ICT Business Employee arising on or after the Completion Date, (f) any breach by the Buyer of regulation 10 of the Transfer Regulations in relation to the UK Employees and (g) any claim by a UK Employee (whether or not such UK Employee resigns and/or objects under Regulation 5(4A) of the Transfer Regulations) that Seller is in breach of contract and/or in breach of any statutory employment rights because of any intention of the Buyer to change any terms or conditions of employment or working conditions of any UK Employee after the Completion Date (including, without limitation, any plans of the Buyer to change the pension benefits in respect of any UK Employees).

    Subject to the limitations set forth in this clause 8, the Seller shall indemnify the Buyer and hold the Buyer, each member of the Buyer's Group and their respective officers, directors and employees harmless against and in respect of any and all damages, losses, claims, penalties, liabilities, costs and expenses (including, without limitation, all fines, interest, legal fees, and expenses and amounts paid in settlement), that arise from or relate or are attributable to (a) a misrepresentation by the Seller or breach of a warranty made by the Seller, in each case, under clause 2.1 with respect to the Shares or clause 8.2(a) or in clauses 6.2 (relating to title to the Shares) and 17 (relating to Taxes) of schedule 3 hereof, (b) a misrepresentation by the Seller or breach of any other Warranty made by the Seller and set forth in Schedule 3 attached hereto, (c) any breach of any covenant or agreement on the part of the Seller set forth herein (including the covenants set forth in clause 8.22), (d) any liability or obligation to brokers retained by the Seller in connection with the transactions contemplated by this agreement, (e) the Excluded Liabilities, (f) any Non-ICT Business Employee arising before or after the Completion Date, (g) any ICT Business Employee arising before the Completion Date and (h) any liabilities or obligations relating to the ICT Business as conducted before the Completion Date (including any liabilities of the Company or Galen Limited for any period ended before the Completion Date, but, excluding, however, (i) the Completion Date Liabilities, (ii) any liability of the Company, or any portion of the Assumed Liabilities, in each case consisting solely of obligations under contracts which are to be performed after, and relate to the period after, the Completion Date or (iii) those liabilities with respect to which the Seller is providing indemnification pursuant to clause 8.23) of any kind, character or description (whether known or unknown, accrued, absolute, liquidated, contingent or otherwise) and whether asserted prior to or after the Completion Date and including, without limitation, any such liabilities which (i) relate to events or circumstances which occurred on or before the Completion Date but which do not arise until after the Completion Date or (ii) relate to any products or services sold, licensed or performed (as the case may be) by the Company or Galen Limited or any of their respective Affiliates on or before the Completion Date, whether pursuant to a Service Contract or otherwise; PROVIDED, HOWEVER, to the extent that the existence of liability pursuant to clause 8.21(h) would also result in liability pursuant to the Warranties contained in schedule 3 or clause 8.2(b) or the indemnities contained in clause 8.21 (other than those contained in clause 8.21(h)), the provisions of clauses 8 applicable to the Warranties contained in schedule 3 or clause 8.2(b) or the indemnities contained in clause 8.21 (other than those contained in clause 8.21(h)) shall apply.

    "Non-ICT Business Employee" means any employee of the Seller's Group excluding the ICT Business Employees.

    The Seller and the Buyer acknowledge and agree that the sale and purchase of the UK Assets pursuant to this agreement will constitute a relevant transfer for the purposes of the Transfer Regulations and that it will not operate so as to terminate any of the contracts of employment of the UK Employees.

      The Seller warrants to the Buyer and it successors and assigns that the employer of the UK Employees within the Seller's Group:

        has performed and observed pending Completion, its obligations under or in connection with the contracts of employment of the UK Employees;

        except to the extent provision has been made in the Completion Date Statement, has paid to the UK Employees all remuneration or benefits in kind to which they are entitled up to and including the Completion Date including, without limitation, all wages and salaries, sick pay, maternity pay, accrued holiday pay, expenses, accrued bonus, commission and other sums payable in respect of any period up to the Completion Date;

        having relied upon the Buyer's warranties to the Seller in clause 8.1(c) of this agreement in relation to measures envisaged by the Buyer following Completion has complied in all respects with Regulation 10 of the Transfer Regulations with respect to the ICT Business Employees;

        since the Accounts Date has not altered (whether to take effect prior to, on or after Completion), any of the contractual terms of employment of any of the UK Employees;

        since the Accounts Date has not made any deduction from the salary or other wages due to any of the UK Employees (otherwise than in respect of PAYE and National Insurance contributions) unless such deduction shall have been approved in writing by such of the UK Employees;

        since the Accounts Date has not terminated or served notice to terminate the contract of employment of any of the UK Employees; and

        since the Accounts Date has not transferred or moved or redeployed any of the UK Employees from working within the ICT Business.

    Subject to the limitations set forth in this clause 8, the Seller shall indemnify the Buyer and hold the Buyer, each member of the Buyer's Group and their respective officers, directors and employees harmless against and in respect of any and all damages, losses, claims (whether in contract, tort or otherwise), penalties, liabilities, costs and expenses (including, without limitation, all fines, interest, legal fees, and expenses and amounts paid in settlement), that arise from or relate or are attributable to (a) any of the matters contemplated in the incident report dated February 18, 2002 from the Company to Aventis Pharmaceuticals relating to Aventis Pharmaceuticals Protocols ENO.GMA.301, (b) the Lambertville Lease and (c) any claims relating to the Company's alleged unlawful duplication and use of licensed software of Microsoft, Inc. at any time prior to the Completion Date.

    The Buyer:

        shall seek, where possible, to mitigate any loss, damage or liability in relation to a claim which is made against the Seller pursuant to clause 8.23, subject to the second sentence of clause 8.11(c); and

        shall not make (and shall procure that no member of the Buyer's Group will make) any admission of liability, agreement, settlement or compromise with any third party in relation to the subject of the matters referred to in clause 8.23 without the prior written consent of the Seller.

      The Seller shall assume the defense of any claim in connection with the matters referred to in clause 8.23 through counsel of its own choosing; PROVIDED, HOWEVER, that the Seller's counsel shall be reasonably satisfactory to the Buyer. If the Buyer desires to participate in any such defense assumed by the Seller, it may do so at its sole cost and expense.

  TAX MATTERS

    Tax indemnification

      The Seller hereby indemnifies the Buyer against and agrees to hold the Buyer harmless from (i) all liability for Taxes of the Company for any Pre-Completion Tax Period and the portion of any period beginning before and ending after the Completion Date (a "Straddle Period") which ends at the end of the day on the Completion Date, (ii) all liability (as a result of Treasury Regulation 1.1502-6 or otherwise) for Taxes of the Seller, Galen Inc. or Galen Limited or any other corporation which is or has been an Affiliate of the Company and (iii) all liability for Taxes attributable to a breach by the Seller of any of the warranties contained in clause 17 of schedule 3. Notwithstanding the foregoing, the Seller shall not indemnify and hold harmless the Buyer from any liability for Taxes attributable to Taxes of the Company for a Pre-Completion Tax Period to the extent of the accrual, if any, established therefor on the Completion Date Statement. Estimated Taxes paid by or on behalf of the Company on or prior to the Completion Date shall be credited with respect to the Pre-Completion Tax Period.

      The Buyer hereby indemnifies the Seller against and agrees to hold the Seller harmless from (i) all liability for Taxes of the Company for any Post-Completion Tax Period and the portion of any Straddle Period which begins after the Completion Date, (ii) all liability for Taxes attributable to any action taken after Completion by the Buyer or any of its Affiliates (other than any action expressly required by applicable Legal Requirements or required or authorized by this agreement) (a "Buyer Tax Act") and (iii) all liability for Taxes of the Company to the extent of the accrual, if any, established therefor in the Completion Date Statement.

      The Buyer and the Seller agree that for federal income tax purposes, the taxable year of the Company shall end as of the end of the day on the Completion Date and, with respect to all other Taxes the Seller and the Buyer shall, to the extent permitted by applicable law, elect with the relevant Taxing Authority to close the taxable period of the Company at the end of the day on the Completion Date. In any case where applicable law does not allow the Company to close its taxable year on the Completion Date:

        real, personal and intangible property Taxes ("property Taxes") of the Company for the Pre-Completion Tax Period shall be equal to the amount of such property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Completion Tax Period and the denominator of which is the total number of days in the Straddle Period; and

        the Taxes of the Company (other than property Taxes) for the Pre-Completion Tax Period shall be computed as if such taxable period ended as of the close of business on the Completion Date.

      The parties agree that any indemnification payments made pursuant to this agreement shall be treated for tax purposes as an adjustment to the Consideration unless otherwise required by law.

    Preparation of Tax Returns and payment of Taxes

      The Seller shall be required to, and shall have the authority to, prepare, execute and file all Tax Returns for the Company for all Pre-Completion Tax Periods. The Seller shall be required to pay, and shall be responsible for the payment of, all amounts due on such Tax Returns. All such Tax Returns will be prepared in a manner consistent with the past practice of the Company unless otherwise required by law or by GAAP. The Buyer and the Seller shall cooperate in the filing of such Tax Returns. The Company shall be responsible for the preparation of all Tax Returns for all taxable periods ending after the Completion Date and shall be responsible for the payment of all amounts due on such Tax Returns provided, however, that for any Straddle Period of the Company Seller shall reimburse the Buyer for any amount owed by the Seller pursuant to clause 9.1 (as calculated under clause 9.1(c)) to the extent that the amount exceeds any accrual for such Taxes on the Completion Date Statement. The Buyer or the Company shall prepare all Straddle Period Returns in a manner consistent with past practice of the Company unless otherwise required by applicable law or GAAP and shall deliver the returns to the Seller at least 30 days before such Return is due to be filed (including any valid extensions) for the Seller's review and comment. The Seller shall have the right to comment on and object to any items set forth on such Returns and the Buyer shall accept all reasonable comments of the Seller and in the event of such an objection, the parties shall attempt in good faith to resolve the dispute and any resolution shall be final and binding on them. If the parties cannot resolve any such dispute within 15 days of such delivery by the Buyer to the Seller, the items remaining in dispute shall be submitted to an independent accounting firm of international reputation selected by, and mutually acceptable to, the Seller and the Buyer. The independent accounting firm so selected shall determine the proper amounts for the items remaining in dispute in a manner consistent with past practice of the Company unless otherwise required by applicable law or GAAP and the Buyer and the Seller shall be bound by the determination by the independent accounting firm absent manifest error. The accounting firm shall make any such determination within 7 days after submission of the remaining disputed items. If a Tax Return is due before the date a disputed item is resolved hereunder, it shall be filed as prepared and resolved items shall be reflected on an amended Return. The Seller shall be responsible for filing any amended consolidated, combined or unitary Tax Returns for any Pre-Completion Tax Period that are required as a result of examination adjustments made by the IRS or by the applicable state, local or foreign Taxing Authorities for such Pre-Completion Tax Periods as finally determined. For those jurisdictions in which separate income Tax Returns are filed by the Company, any required amended Returns resulting from such examination adjustments, as finally determined, shall be prepared by the Seller and furnished to the Company for approval (which approval shall not be unreasonably withheld), signature and filing at least 30 days prior to the due date for filing such Returns.

      Notwithstanding anything to the contrary in this agreement, the Seller and the Buyer agree that (i) the Buyer and Galen Inc. may restate the separate company tax basis balance sheets for the Company and Galen Inc. for any period ending after May 1, 1999 to reflect on the tax basis balance sheets of the Company adjustments to the tax basis of the assets of the Company resulting from the acquisition of the Company by Galen Inc., and the election made under Section 338(h)(10) of the Code in connection with such acquisition and the subsequent adjustments thereto in accordance with all applicable Legal Requirements (the "TBBS Restatement"); (ii) the Seller shall cooperate with the Buyer, the Company and, if requested by the Buyer, with Galen Inc. and Buyer's Accountants, in determining and making all such adjustments as may be necessary to complete the TBBS Restatement; (iii) the Buyer may prepare, execute and file original or amended state income tax returns of the Company for taxable periods that end after May 1, 1999 (the "State Tax Return Restatements"); (iv) the Seller shall cooperate with the Buyer, the Company and, if requested by the Buyer with Buyer's Accountants, in determining and making all such adjustments as may be necessary to complete the State Tax Return Restatements; and (v) the Seller shall indemnify and hold harmless the Buyer's Group for any liability for Taxes of the Company for any Pre-Completion Tax Period and the portion of any Straddle Period that ends on the end of the day on the Completion Date that may arise or result from the State Tax Return Restatements. The Buyer shall deliver any State Tax Return Restatement to the Seller at least 30 days before such State Tax Return Restatement is expected to be filed for the Seller's review and comment. The Seller shall have the right to comment on and object to any items set forth on such State Tax Return Restatements and the Buyer shall accept all reasonable comments of the Seller and in the event of such an objection, the parties shall attempt in good faith to resolve the dispute and any resolution shall be final and binding on them. If the parties cannot resolve any such dispute within 15 days of such delivery by the Buyer to the Seller, the items remaining in dispute shall be submitted to an independent accounting firm of international reputation selected by, and mutually acceptable to, the Seller and the Buyer. The independent accounting firm so selected shall determine the proper amounts for the items remaining in dispute and the Buyer and the Seller shall be bound by the determination by the independent accounting firm absent manifest error. The accounting firm shall make any such determination within 7 days after submission of the remaining disputed items.

    Procedure relating to Indemnification of Tax Claims

      If a claim shall be made by any Taxing Authority, which, if successful, might result in an indemnity payment to a party, one of its Affiliates or any of their respective officers, directors, employees, agents or representatives pursuant to clause 9.1, the party receiving such claim shall promptly and in any event no more than 10 days following receipt of such claim, give notice to the other party in writing of such claim (a "Tax Claim"); PROVIDED THAT, that failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure.

      With respect to (i) any Tax Claim relating to any Pre-Completion Tax Period, the Seller shall control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed (with its own funds) and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner and (ii) any Tax Claim relating to any Straddle Period, the Seller shall control all proceedings; PROVIDED THAT to the extent that the settlement of an issue raised in such a proceeding or Tax Claim could materially affect the liability for Taxes of the Company, the Buyer or any member of the Buyer's Group for any period ending after the Completion Date, the Seller shall consult with and consider in good faith, the suggestions of the Company and the Buyer with respect thereto, the Seller shall not settle such issue without the consent of the Buyer, which shall not be unreasonably withheld, and nothing set forth in this clause 9.3(b) will alter or affect the Buyer's right to receive, or the Seller's obligation to provide, indemnity pursuant to clause 9 of this agreement. The Seller shall keep the Buyer informed of the progress of any such Tax Claim and proceeding. The Buyer shall control all proceedings with respect to any Tax Claim relating to a taxable period beginning after the Completion Date; PROVIDED THAT to the extent that the settlement of an issue raised in such a proceeding could materially affect the liability for Taxes of the Seller, Galen Inc. or the Company for any Pre-Completion Tax Period (or portion thereof), the Buyer shall consult with and consider in good faith the suggestions of the Seller with respect thereto, and the Buyer shall not settle such issue without the consent of the Seller, which shall not be unreasonably withheld. The Buyer shall keep the Seller informed of the progress of any such Tax Claim and proceeding.

    Refunds

    The Buyer shall pay to the Seller all refunds or credits of Taxes received by the Buyer or the Company after the Completion Date and attributable to Taxes paid by or on behalf of the Company (or any predecessor thereof) with respect to a Pre-Completion Tax Period or the portion of any Straddle Period ending on the Completion Date. Each such payment (which shall include any interest received or credited with respect to such refund or credit) shall be made to the other party promptly after receipt of any such refund from, or allowance of such credit by, the relevant Taxing Authority. The Seller and the Buyer shall cooperate, and shall cause the Company to cooperate, in obtaining any refund or credit of Taxes available from the relevant Taxing Authority. The Buyer and the Company shall make any and all elections under section 172(b)(3) of the Code (or any state, local and foreign tax provisions comparable to such section within which the Company files or has filed a combined, unitary or similar return with the Seller or any of its Affiliates (including Galen Inc.) to relinquish the entire carryback period with respect to any net operating loss attributable to the Company in any Post-Completion Tax Period that could be carried back to a Pre-Completion Tax Period. Neither the Seller nor any Affiliate (including Galen Inc.) shall be required to pay to the Buyer or the Company any refund or credit of Taxes that results from the carryback to any Pre-Completion Tax Period of any net operating loss, capital loss or tax credit attributable to the Company in any Post-Completion Tax Period.

    Cooperation

      The Buyer and the Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return, statement, report or form, any audit, litigation or other proceeding with respect to Taxes or a Tax Claim (including, without limitation, by executing and delivering such powers of attorney and other documents as are necessary to carry out the intent of this clause 9.5 and this clause 9); Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which, in the case of the Seller, have not been transferred to the Buyer pursuant to this agreement and which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer and the Seller agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Completion Tax Period or Straddle Period for a period of 6 years after the Completion Date and if the Buyer or the Seller, as the case may be, so requests shall allow the other party to make copies of such books and records.

  The Buyer and the Seller further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Authority or customer of the Company or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

  PROTECTION OF GOODWILL

    In consideration of the Buyer entering into the sale and purchase of the ICT Business, the Seller agrees with the Buyer that it will not, whether on its own account, or by any of its subsidiaries or any other person that is a member of the Seller's Group (which, for the purposes of this clause shall include only Affiliates of Seller that are controlled by Seller) or through any of their respective employees or agents or through any other person, firm or company, either directly or indirectly and either solely or jointly with any other person (either on its own account or as the agent of any other person) and in any capacity whatsoever:

      for a period of 3 years from the Completion Date, provide services to or be employed or otherwise engaged or interested, in any business which is engaged in the provision or supply of any Restricted Service anywhere in the Restricted Territory;

      for a period of 3 years from the Completion Date, solicit from the Buyer or the Company any person, firm or company or other organization which was a customer or supplier of the ICT Business at Completion, but only for the provision of Restricted Services; or

      for a period of 2 years from the Completion Date, induce, solicit or endeavor to solicit from the Buyer or the Company, or hire or otherwise engage, any ICT Business Employee (excluding support staff) employed in connection with the ICT Business on Completion, whether or not such person would commit any breach of his contract of employment or terms of engagement by reason of his leaving the service of the Buyer, or the Company; PROVIDED THAT this restriction will not apply to any advertisements for recruitment made available generally through any recruitment agency or advertisement available to the public; or

      use any trade or domain name (including, but not limited to, the expression "ICTI") or e-mail address used by the Company or any other member of the Seller's Group in connection with the ICT Business at any time during the two (2) months immediately preceding the Completion Date solely in relation to the ICT Business or any other name intended or likely to be confused with any such trade or domain name or e-mail address; or

      for a period of three (3) years following the Completion Date, use in the course of its business the domain name "icti-usa.com" as the universal resource locator of any website accessible on the Internet.

    Nothing in this clause 10 shall prevent or restrict any member of the Seller's Group from doing the following if they would otherwise be prohibited by this clause 10:

      holding, or being interested in, up to but not exceeding 15% of the issued share or loan capital of any company (or any amount of such issued share or loan capital carrying in aggregate up to but not exceeding 15% of the votes which could be cast at a general meeting of such company); or

      acquiring the whole or any part of a business which, or the share capital of a company or group of companies whose business or a part of whose business, includes operations the carrying on of which would otherwise amount to a breach of the undertaking contained in clause 10.1 (the "Competitive Operations"), as part of a larger acquisition or series of related acquisitions, PROVIDED THAT the relevant member of the Seller's Group shall within the following 12 months use its commercially reasonable efforts to sell the Competitive Operations as soon as is reasonably practicable following such acquisition (which shall, without limitation, include inviting the Buyer to make a competitive bid for the sale of the Competitive Operations) save that the relevant member of the Seller's Group shall not be obliged to sell the Competitive Operations if those Competitive Operations comprise a minor part of the business or business of such company, group of companies or businesses acquired or in which the Seller's Group has acquired an interest. For the purpose of this clause 10.2(b), "minor part" of the business of such company, group of companies or business shall be part of its overall business in which the turnover of the Competitive Operations does not exceed the lower of (i) 10% of the gross turnover per annum of the company, group of companies or business acquired or (ii) One Million Dollars ($1,000,000).

    The Seller agrees with the Buyer that it will not at any time after Completion, whether by itself or through any other member of the Seller's Group, whether directly or indirectly, in the course of carrying on its business, claim or represent any continuing association with the Buyer in respect of the ICT Business for the purpose of obtaining or retaining any business or custom.

    The Seller agrees with the Buyer that the restrictions contained in this clause 10 are considered reasonable and necessary for the protection of value of the ICT Business (in particular the goodwill of the ICT Business) by the parties hereto and the Seller acknowledges that, in the light of the total Consideration paid under this agreement and the manner of computation thereof, the nature of the ICT Business and all other relevant matters, the provisions of this clause 10 are considered reasonably necessary for the protection of the interests of the Buyer, and the restrictive covenants do not go beyond what is reasonably necessary to protect the legitimate business interests of the Buyer.

    In the event that any restriction in this clause 10 shall be found to be unenforceable but would be enforceable if some part thereof were deleted or the area of operation or the period of application reduced, such restriction shall apply with such modification as may be necessary to make it legal and enforceable. Without prejudice to the generality of the foregoing, if such invalidity arises by reason of the period of restriction being excessive, such period as shall be held by a court of competent jurisdiction to be reasonable shall be able to be substituted for the period herein in order to make the restriction binding on the relevant parties, and, accordingly, the parties hereto do hereby authorize such court to revise and amend such restriction so as to produce a legally enforceable restriction, and, if the court refuses to do so, the parties hereto agree that such restriction shall not be rendered void, but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

    Each undertaking contained in this clause 10 shall be construed as a separate undertaking and if one or more of the undertakings contained in this clause 10 is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade the remaining undertakings shall continue to bind the Seller and its subsidiary undertakings.

    The Seller acknowledges and agrees that the Buyer's remedy at law for a breach or threatened breach of any of the provisions of clause 10.1 would be inadequate and, in recognition of that fact, in the event of a breach or threatened breach by the Seller of any of the provisions of clause 10.1, it is agreed that, in addition to its remedy at law, the Buyer shall be entitled to, without posting any bond or other security, equitable relief in the form of specific performance, temporary restraining order, temporary or preliminary injunction, or any other equitable remedy which may then be available, without having to prove damages. The Seller agrees not to oppose the Buyer's request for any of the relief described in this clause 10.7 on the grounds that such relief is inappropriate because there is an adequate remedy at law. Nothing set forth in this clause 10.7 will be construed as prohibiting the Buyer from pursuing any other rights or remedies available to it for any such breach or threatened breach of clause 10.1 by the Seller. The provisions of this clause 10 are for the benefit of the Buyer, its successors and assigns and any other member of the Buyer's Group, as now or hereafter constituted, and may be enforced by the Buyer, its successors and assigns and any such member of the Buyer's Group.

  CONFIDENTIAL INFORMATION

    In consideration of the mutual promises contained in this agreement each party undertakes to the other that they shall:

      not, and shall procure that none of their directors, officers, employees, advisors or agents shall use or disclose to any person Confidential Information; and

      use all reasonable efforts to prevent the use or disclosure of Confidential Information by any person other than as permitted by this agreement.

    Clause 11.1 does not apply to:

      disclosure of Confidential Information to or at the written request of the other party;

      use or disclosure of Confidential Information required to be disclosed by law, regulation, any revenue authority or the London Stock Exchange, the UK Listing Authority, Nasdaq National Market or any other exchange on which securities of the Seller are listed; or

      Confidential Information which is in the public domain other than by a breach by either party of clause 11.1.

  ANNOUNCEMENTS, ETC.

    No party shall disclose the making of this agreement nor its content (except those matters set out in the press release in the Agreed Form) nor the existence of any claim pursuant to the matters identified in indemnities contained in this agreement and each party shall procure that each of its Related Persons and its professional advisers shall not make any such disclosure without the prior consent of the other party unless disclosure is to its professional advisers or required by law or the rules or standards of the London Stock Exchange, the Nasdaq National Market or the Listing Rules of the UK Listing Authority or the rules and requirements of any other regulatory body or other applicable stock exchange; PROVIDED THAT, except for disclosures in connection with any claim pursuant to the matters identified in indemnities contained in this agreement, this clause does not apply to announcements, communications or circulars made or sent by either party after Completion to customers, clients or suppliers of the Buyer's Group to the extent that it informs them of the Buyer's acquisition of the ICT Business or to any announcements containing only information which has become generally available.

    The restrictions contained in clause 12 shall apply without limit of time and whether or not this agreement is terminated.

  ASSIGNMENT

  This agreement is personal to the parties and accordingly no party, without the prior written consent of the other, shall assign, transfer or declare a trust of the benefit of all or any of any other party's obligations nor any benefit arising under this agreement except that following Completion the Buyer may assign the benefit of all its obligations and benefits arising hereunder to any member of the Buyer's Group, PROVIDED THAT such assignee shall remain within the Buyer's Group. In the event that such assignee ceases to be a member of the Buyer's Group such assignment shall be voidable and the relevant party shall procure that the assignee shall assign in full any and all benefits to the Buyer or another member of the Buyer's Group. Furthermore, notwithstanding the foregoing restrictions regarding the assignment of this agreement, the Buyer, without the consent of the Seller, shall be permitted to pledge and assign any or all of the Buyer's rights hereunder to any financial institutions now or hereafter providing senior financing to the Buyer or any other member of the Buyer's Group as collateral security for their obligations to such institutions; PROVIDED, THAT, any such assignment and pledge is in writing and such writing includes an acknowledgment by such institution that its exercise or enforcement of any rights so assigned and pledged to it would be subject, in all respects, to all applicable terms, conditions and restrictions set forth in this agreement or in any of the Transaction Documents.

  COSTS

  Unless expressly otherwise provided in this agreement, each of the parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the sale and purchase of the ICT Business, the preparation and negotiation of this agreement and any transaction contemplated hereunder.

  ENTIRE AGREEMENT

  Each party, on behalf of itself and as agent for each of its Related Persons, acknowledges and agrees with the other party (each such party acting on behalf of itself and as agent for each of its Related Persons) that save as otherwise agreed in writing by the parties:

      this agreement together with those two (2) certain letter agreements, both dated as of the date hereof, by and between the parties hereto and any other documents referred to in this agreement (together the "Transaction Documents"), constitutes the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of the Transaction Documents;

      neither it nor any of its Related Persons has been induced to enter into any Transaction Document in reliance upon, nor has any such party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents and, to the extent that any of them has been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto; and

      the only remedies available to it, save as otherwise agreed hereunder and in the Transaction Documents, in respect of the Transaction Documents (and, where appropriate, to its Related Persons) are damages for breach of contract and, for the avoidance of doubt, neither it (nor its Related Persons, where appropriate) have any right to rescind or terminate any Transaction Documents either for breach of contract or for negligent or innocent misrepresentation or otherwise;

  PROVIDED THAT the provisions of this clause 15 shall not exclude any liability which any of the parties or, where appropriate, their Related Persons would otherwise have to any other party or, where appropriate, to any other party's Related Persons or any right which any of them may have in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

  WAIVER, AMENDMENT

    A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

    No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

    No breach of any provision of this agreement shall be waived or discharged except with the express written consent of the Seller and the Buyer.

    No variation to this agreement shall be effective unless made in writing and signed by all the parties.

  FURTHER ASSURANCE

    The Buyer and the Seller each shall execute all such documents and do such acts and things as may reasonably be required for the purpose of vesting in the Buyer the full legal and beneficial interest in the Shares and the UK Assets.

    The terms of this agreement shall insofar as they are not performed at Completion and subject as specifically otherwise provided in this agreement continue in force after and notwithstanding Completion.

  NOTICES

    Any notice, demand or other communication given or made under or in connection with the matters contemplated by the agreement shall be in writing and shall be deemed given when delivered personally, mailed by registered mail, return receipt requested, sent by documented overnight delivery service or, to the extent receipt is confirmed, by telecopy to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

    In the case of the Buyer to:

    ICTI Acquisition Inc.

    c/o Clinical Trial Services Limited
    Units 7 - 9
    Seagoe Industrial Estate
    Craigavon
    Co. Armagh
    Northern Ireland
    Fax: 02838 350729
    Attention: Dr. Allen J. McClay

    In the case of the Seller to:

    Galen Holdings PLC

    100 Enterprise Drive

    Rockaway, New Jersey 07866

    Fax: + 973 442 3316

    Attention: Company Secretary

    With a copy to:

    Simpson Thacher & Bartlett

    425 Lexington Ave.

    New York, NY 10017

    Fax: (212) 455-2502

    Attention: Gary Horowitz, Esq.

    , provided that if, in accordance with the provisions set forth above in this clause 18.1, any such notice, demand or other communication would otherwise be deemed to be given or made after 5:00 p.m. (local time in the jurisdiction in which such communication was dispatched) on a business day, such notice, demand, or other communication shall be deemed to be given or made at 9:00 a.m. (local time) on the next business day.

    Any party may notify the other parties to this agreement of a change to its name, relevant addressee, address or fax number for the purposes of clause 18.1, PROVIDED THAT such notification shall only be effective on:

      the date specified in the notification as the date on which the change is to take place; or

      if no date is specified or the date specified is less than five days after the date on which notice is given, the date falling five days after notice of any such change has been given.

  COUNTERPARTS

  This agreement may be executed in counterparts, which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by both parties.

  GOVERNING LAW AND JURISDICTION

    This agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation) shall be governed by and construed in accordance with the laws of the State of New York.

    Each party hereby irrevocably submit to the jurisdiction of any New York State or United States Federal Court sitting in New York City (and any appellate court therefrom) over any action or proceeding arising out of or relating to this agreement.

    Each party irrevocably waives any objection which it might at any time have to the courts referred to in clause 20.2 as the forum to hear and decide any proceedings and to settle any disputes arising out of or relating to this agreement, and agrees not to claim that such courts are not a convenient or appropriate forum for any such proceedings or disputes and further irrevocably agrees that a judgment in any proceedings or disputes arising out of or relating to this agreement brought in any court referred to in this clause shall be conclusive and binding upon the parties and may be enforced in the courts of any other jurisdiction.

    Without prejudice to any other permitted mode of service, each party consents to the service of process out of any of the aforementioned courts by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this agreement, such service of process, to be effective upon acknowledgment of receipt of such registered mail. Nothing in this clause 20.4 shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable law. The Seller has appointed Warner Chilcott, Inc., a Delaware corporation, as registered agent for service of process in the U.S., which appointment may be changed at any time by Seller upon prior written notice to the Buyer pursuant to clause 18 hereof.

  INVALIDITY

  If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

      the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

      the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision shall not be affected or impaired in any way.

  NO THIRD PARTY RIGHTS

  The representations, warranties, covenants and agreements contained in this agreement are for the sole benefit of the parties hereto and their respective successors and permitted assigns and they shall not be construed as conferring and are not intended to confer any rights on any other persons.

  GENERAL

    The parties have participated jointly in the negotiation and drafting of this agreement. In the event an ambiguity or question of intent or interpretation arises, this agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this agreement.

IN WITNESS whereof this agreement has been executed on the date first above written.

GALEN HOLDINGS PLC

By: /s/Anthony D. Bruno___________________

Name: Anthony D. Bruno

Title: Senior Vice-President

ICTI ACQUISITION INC.

By: /s/ Allen McClay______________________

Name: Allen McClay

Title: President